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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Exhibit 99.1
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
MARKET RELEASE
Results of the Sibanye-Stillwater Extraordinary General Meeting
Johannesburg, 1 December 2020. Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to advise that all resolutions were passed by the requisite majority of shareholders, at the Group's Extraordinary
General Meeting (the EGM), which was held through electronic communication and conducted by poll, at 09:00 (CAT) this morning.
This follows a notice to the EGM relating to an odd-lot offer and specific offer to minority shareholders, which was posted to shareholders on 2 November 2020. For more information refer to
https://www.sibanyestillwater.com/news-investors/news/odd-lot-offer/.
The number of shares voted in person or by proxy was 1,910,660,298 representing 65.32% of Sibanye-Stillwater’s
2,925,001,704 ordinary shares in issue. The resolutions proposed at the EGM and the percentage of shares voted for and against each resolution, as well as those which abstained, are set out below:
Resolution
% of votes
for the
resolution
(1)
% of votes
against the
resolution
(1)
Number of
shares voted
% of Shares
voted
(2)
% of
Shares
abstaine
d
(2)
Ordinary Resolution 1:
Authority to make and implement the
odd-lot offer, specifically the
repurchase of the odd-lot holdings
from odd-lot holders who do not make
an election.
98.88%
1.12%
1,906,014,540
65.16%
0.16%
Ordinary Resolution 2:
Authority of directors
98.88%
1.12%
1,906,010,818
65.16%
0.16%
Special Resolution 1:
Specific authority to amend Sibanye-
Stillwater’s MOI
98.83%
1.17%
1,906,008,225
65.16%
0.16%
Special Resolution 2:
Specific authority to repurchase shares
from odd-lot holders
98.88%
1.12%
1,906,019,626
65.16%
0.16%
Special Resolution 3:
Specific authority to repurchase shares
from specific holders
98.85%
1.15%
1,886,784,608
64.51%
0.16%
Notes:
(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.
(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Website:
www.sibanyestillwater.com